UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

GENERAL MARITIME CORPORATION (formerly Galileo Holding Corporation)
(Name of Issuer) Common Stock, par value $.01 per share
(Title of Class of Securities) Y2693R 10 1
(CUSIP Number)

Peter C. Georgiopoulos
General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2680A103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

6,533,241

	8.	SHARED VOTING POWER

None.

	9.	SOLE DISPOSITIVE POWER

6,533,241

	10.	SHARED DISPOSITIVE POWER

None.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,533,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

Explanatory Note

The purpose of this Amendment No. 6 to Schedule 13D is to report the assignment to the Issuer of the Reporting Person's Partnership Interest (defined below).  No consideration was paid to the Reporting Person for this assignment.

Item 1.  Security and Issuer

There are no material changes from the Schedule 13D/A that was filed with the U.S. Securities and Exchange Commission (the "Commission") on August 17, 2011.

Item 2.  Identity and Background

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 3.  Source and Amount of Funds or Other Consideration

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 4.  Purpose of Transaction

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 5.  Interest in Securities of the Issuer

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

On January 7, 2012, the Reporting Person assigned to the Issuer all of his right, title and interest in, to and under the Partnership Interest (defined below) and the Issuer accepted all such right, title and interest.  No consideration was paid to the Reporting Person in connection with this assignment.  A copy of the applicable assignment agreement is attached hereto as Exhibit P.

As previously described in the Reporting Person's Schedule 13D/A that was filed with the Commission on April 5, 2011, the Reporting Person was granted an interest (the "Partnership Interest") in a limited partnership (the "Oaktree Partnership") controlled and managed by affiliates of Oaktree Capital Management, L.P. ("Oaktree").  The other investors in the Oaktree Partnership were various funds managed by Oaktree.  The Oaktree Partnership and its subsidiaries hold a $200 million investment in pay-in-kind toggle floating rate secured notes and warrants for the purchase of up to 19.9% of the Issuer's outstanding common stock at an exercise price of $0.01 per share.  The Reporting Person did not have any rights to participate in the management of the Oaktree Partnership.  Pursuant to the partnership agreement the Reporting Person was entitled to an interest in distributions by the Oaktree Partnership, which in the aggregate would not exceed 4.9% of all distributions made by the Oaktree Partnership, provided that no distributions would be made to the Reporting Person until the other investors in the Oaktree Partnership had received distributions from the Oaktree Partnership equal to the amount of their respective investments in the Oaktree Partnership.  Following the assignment of the Partnership Interest, the Reporting Person no longer has any interest in the Oaktree Partnership.

Other than as described above in this Item 6., there are no material changes from the Schedule 13D/A that was filed with the Commission on December 22, 2011.

Item 7.  Material to Be Filed as Exhibits

Exhibit A
Restricted Stock Grant Agreement, dated November 26, 2002, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 16, 2005).*

Exhibit B
Restricted Stock Grant Agreement, dated February 9, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Quarterly Report on Form 10-Q filed by Historic General Maritime with the Commission on May 10, 2005).*

Exhibit C
Restricted Stock Grant Agreement, dated April 6, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on April 7, 2005).*

Exhibit D
Restricted Stock Grant Agreement, dated December 21, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 14, 2006).*

Exhibit E
Restricted Stock Grant Agreement, dated December 18, 2006, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 1, 2007).*

Exhibit F
Restricted Stock Grant Agreement, dated April 2, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008).*

Exhibit G
Restricted Stock Grant Agreement, dated December 21, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008).*

Exhibit H
Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008, by and among Arlington Tankers Ltd., the Issuer (formerly Galileo Holding Corporation), Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) (incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by the Issuer with the Commission on October 29, 2008 (Registration No. 333-153247)).*

Exhibit I
Letter Agreement, dated October 24, 2008, among General Maritime Corporation (to be renamed), Galileo Holding Corporation (to be renamed General Maritime Corporation), and Peter C. Georgiopoulos (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by General Maritime Subsidiary Corporation (formerly General Maritime Corporation) with the Commission on October 27, 2008).*

Exhibit J	Credit Line Agreement, dated as of July 1, 2008, between Peter C. Georgiopoulos and UBS Bank USA.*

Exhibit K
Restricted Stock Grant Agreement, dated May 14, 2009, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 7, 2009).*

Exhibit L
Restricted Stock Grant Agreement, dated May 13, 2010, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 9, 2010).*

Exhibit M	Restricted Stock Grant Agreement, dated December 31, 2010, between General Maritime Corporation and Peter C. Georgiopoulos.*

Exhibit N	Form of Restricted Stock Grant Agreement, dated August 9, 2011, between General Maritime Corporation and Peter C. Georgiopoulos.*

Exhibit O	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.*

Exhibit P	Assignment of Limited Partnership Interest dated January 7, 2012.**

* Previously filed.
** Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2012	/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos

Exhibit P

Assignment of Limited Partnership Interest dated January 7, 2012

ASSIGNMENT OF LIMITED PARTNERSHIP INTEREST

This Assignment of Limited Partnership Interest (this "Assignment"), dated as of January 7, 2012, is between PC Georgiopoulos Investment Group LLC, a limited liability company formed under the laws of the Republic of the Marshall Islands ("PCGIG"), and General Maritime Corporation, a corporation formed under the laws of the Republic of the Marshall Islands ("General Maritime").

WHEREAS, PCGIG owns 490 Class B Units representing Class B limited partnership interests (the "Partnership Interest") in OCM Marine Holdings TP, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the "Partnership"); and

WHEREAS, PCGIG desires to assign all of its right, title and interest in and to the Partnership Interest to General Maritime in accordance with the Exempted Limited Partnership Agreement of the Partnership dated March 29, 2011 (as amended, restated and/or otherwise modified to date, the "Partnership Agreement").

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the foregoing and the mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the parties agree as follows:

1. PCGIG hereby assigns all of its right, title and interest in, to and under the Partnership Interest to General Maritime and General Maritime hereby accepts all such right, title and interest.

2. General Maritime hereby assumes all of the rights and obligations arising from such Partnership Interest, and by executing and delivering to the Partnership this Agreement, General Maritime hereby acknowledges that it has received a copy of the Partnership Agreement and has reviewed the Partnership Agreement with the assistance of counsel, and agrees to become a party to the Partnership Agreement, and shall accept and be subject to be bound by, and comply with the terms, conditions and provisions of, the Partnership Agreement as a Limited Partner thereunder, effective as of the date hereof.

3. This Assignment shall be governed by and construed in accordance with the laws of the State of New York. Any legal action or proceeding in connection with this Assignment or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the date first written above.

PC GEORGIOPOULOS INVESTMENT GROUP LLC

By:	/s/ Peter C. Georgiopoulos
Name:	Peter C. Georgiopoulos
Title:	Managing Member

GENERAL MARITIME CORPORATION

By:	/s/ Jeffrey D. Pribor
Name:	Jeffrey D. Pribor
Title:	Executive Vice President & Chief Financial Officer

OCM Marine GP CTB, LTD., as the general partner of OCM Marine Holdings TP, L.P., does hereby acknowledge and consent to the assignment of the Partnership Interest to General Maritime and the admission to the Partnership of General Maritime as a substitute partner pursuant to Section 11 of the Partnership Agreement, effective as of the date first written above.

OCM Marine GP CTB, LTD.., as general partner of OCM Marine Holdings TP, L.P.

By: Oaktree Capital Management, L.P. Its: Director

By:	/s/ B. James Ford
Name:	B. James Ford
Title:	Managing Director

By:	/s/ Adam C. Pierce
Name:	Adam C. Pierce
Title:	Senior Vice President